UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Wanda Sports Group Company Limited

(Name of Subject Company)

Wanda Sports Group Company Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, no par value*

(Title of Class of Securities)

93368R 101**

(CUSIP Number of Class of Securities)

Hengming Yang

Chief Executive Officer

Wanda Sports Group Company Limited

9/F, Tower B, Wanda Plaza

93 Jianguo Road, Chaoyang District

100022, Beijing, People’s Republic of China

+86-10-8558-8813

With copies to:

Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2 No. 1,
Jianguomenwai Avenue
Chaoyang District,
Beijing 100004
People’s Republic of China
Tel: +86-10-6535-5500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Not for trading, but only in connection with the prior listing on the Nasdaq Global Select Market of the American Depositary Shares (“ADSs”), with every two ADSs representing three class A ordinary shares, no par value, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on December 23, 2020 with  the Securities and Exchange Commission (the “SEC”) by Wanda Sports Group Company Limited, a company limited by shares incorporated under the laws of Hong Kong. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Wanda Sports & Media (Hong Kong) Holding Co. Ltd. (“Purchaser”), a limited liability company incorporated under the laws of Hong Kong and a wholly-owned subsidiary of Wanda Culture Holding Co., Ltd., a limited liability company incorporated under the laws of Hong Kong (“Parent”), to acquire all of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) at an offer price of $1.70 per Class A Ordinary Share or $2.55 per ADS in cash (the “Offer Price”), without interest, upon terms, and subject to conditions, set forth in the Offer to Purchase and Letters of Transmittal (each as defined below). Parent is indirectly owned by Dalian Wanda Group Co., Ltd, which is ultimately controlled by Mr. Jianlin Wang, its chairman and president. The Offer is disclosed in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, including by an Amendment No. 1 to the Schedule TO filed on January 11, 2021 and Amendment No. 2 to the Schedule TO filed on February 1, 2021, “Schedule TO”) filed by Purchaser and Parent with the SEC on December 23, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2020 (as it may be amended or supplemented from time to time, including by an Amendment No. 1 to the Offer to Purchase dated January 11, 2021, the “Offer to Purchase”) and in the related letter of transmittal for Class A Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and heading references herein refer to the Schedule 14D-9.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(d) Tender Offer and the Transaction.

The following paragraphs are added to the end of the section:

“The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on January 29, 2021. American Stock Transfer & Trust Company, LLC, as tender agent for the Offer, has advised that, as of the Expiration Date, a total of 36,471,813.5 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) were validly tendered (and not properly withdrawn) pursuant to the Offer, representing approximately 73% of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), excluding 8,215,616 ADSs held by Associates subject to the Standstill Agreement. The foregoing include a total of 17,529,697 ADSs tendered, representing approximately 88% of the outstanding ADSs, excluding the ADSs held by the Associates. Purchaser has accepted for payment, and expects to promptly pay for, all Class A Ordinary Shares and ADSs validly tendered (and not validly withdrawn) pursuant to the Offer.

On January 29, 2021, both the Deposit Agreement Termination and, following the Company’s filing of Form 25 with the SEC on January 19, 2021, the Delisting became effective. As a result of the completion of the Deposit Agreement Termination/Delisting, the ADSs are no longer tradeable and there is no longer any listing of any securities of the Company on any stock exchange in the United States or elsewhere.

Purchaser has commenced a subsequent offering period as of 9:00 a.m. New York City time, on February 1, 2021, during which tenders of Class A Ordinary Shares and ADSs will be accepted. The subsequent offering period will expire at 5:00 p.m., New York City time, on February 26, 2021, unless extended. Any Class A Ordinary Shares and/or ADSs properly tendered during the subsequent offering period will be immediately accepted for payment, and the holders of such Class A Ordinary Shares and/or ADSs will be promptly paid the same price per Class A Ordinary Share and ADS, as applicable, that was paid in the initial offer period of the Offer. The application of cancellation fees payable to the Depositary and/or stamp duty on transfer of Class A Ordinary Shares during the initial offer period will apply likewise to the subsequent offering period. Class A Ordinary Shares and/or ADSs tendered during the subsequent offering period may not be withdrawn. In

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addition, no Class A Ordinary Shares and/or ADSs validly tendered during the initial offer period may be withdrawn during the subsequent offering period.”

Item 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended to include the following exhibit:

(a)(1)(I)	Form of second reminder letter to be sent by Information Agent, on or around February 1, 2021, to holders of ADSs (incorporated by reference to Exhibit (a)(7) to the Schedule TO filed by Parent and Purchaser on February 1, 2021)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2021

Wanda Sports Group Company Limited

By:	/s/ Hengming Yang
Name: Hengming Yang
Title: Chief Executive Officer

Signature page to Amendment No. 2 to Schedule 14-9